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                            May 15, 2023

       Rajiv Shukla
       Chief Executive Officer and Chairman
       Alpha Healthcare Acquisition Corp. III
       1177 Avenue of the Americas
       New York, NY 10036

                                                        Re: Alpha Healthcare
Acquisition Corp. III
                                                            Form 10-K For the
fiscal year ended December 31, 2022
                                                            Filed March 17,
2023
                                                            File No. 001-40228

       Dear Rajiv Shukla:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K For the fiscal year ended December 31, 2022

       Item 15
       Exhibits 31.1 and 31.2, page 71

   1. We note that your certifications filed as Exhibits 31.1 and 31.2 do not include paragraph
                                                        4(b) and the
introductory language in paragraph 4 referring to internal control over financial reporting
after the end of the transition period that allows these omissions.
                                                        Please file an
amendment to your annual report that includes certifications that conform exactly to the language
set forth within the Exchange Act Rule 13a-14(a). Please note that you may file an
abbreviated amendment that consists of a cover page, explanatory note, signature page, and
paragraphs 1, 2, 4, and 5 of the certification.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Rajiv Shukla
Alpha Healthcare Acquisition Corp. III
May 15, 2023
Page 2

        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 with any questions.



                                                        Sincerely,
FirstName LastNameRajiv Shukla
                                                        Division of Corporation
Finance
Comapany NameAlpha Healthcare Acquisition Corp. III
                                                        Office of Industrial
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May 15, 2023 Page 2                                     Services
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